Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

December 5, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2370

Income & Treasury Limited Duration Portfolio of Funds, Series 78

File Nos. 333-274992 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2370, filed on October 16, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 78 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please state the duration and the average weighted maturity of the underlying funds.

Response:        In response to this comment, the seventh sentence of the first paragraph under the “Principal Investment Strategy” section will be replaced with the following: “The trust expects to have an average duration for the underlying funds of less than four years.” Additionally, the following will be added to the end of the first paragraph under the “Principal Investment Strategy” section: “The weighted average maturity of the Closed-End Funds will be between five to ten years.

2.        Please confirm and state that each asset class listed under the “Principal Investment Strategy” section is a principal investment strategy of the trust. If so, the principal risks of each asset class should be described under the “Principal Risks” section.

Response:       Once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The “Principal Risks” section will be revised to match this list, as appropriate.

3.       The first full paragraph on page 3 states that the trust will hold “Closed-End Funds featuring the potential for current income, diversification and overall liquidity.” The investment objective of the trust states that it will also seek to provide the potential for capital appreciation as a secondary objective. Please resolve the discrepancy.

Response:       In response to this comment, the following will be added to the end of the first sentence of the third paragraph under the “Principal Investment Strategy” section: “, along with the potential for capital appreciation to the extent practicable.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren